HOLLINGER CANADIAN PUBLISHING HOLDINGS INC. (Canada)
                          HOLLINGER INC. (Canada)
                    HOLLINGER INTERNATIONAL INC. (U.S.)

                                SOUTHAM BID

Toronto, Canada, January 19, 1999 - Hollinger Canadian Publishing Holdings Inc. ("Hollinger Canadian") (TSE, ASE: HCP.U) and its affiliates, Hollinger Inc. ("Hollinger") (TSE, ME, VSE: HLG.C; NASDAQ: HLGCF) and Hollinger International Inc. ("Hollinger International") (NYSE: HLR), announce that as at 5:00 p.m. (Toronto time) on January 19, 1999, approximately 20 million Southam common shares (TSE, ME: STM) had been tendered under Hollinger Canadian's take-over bid representing in excess of 90% of the Southam common shares not owned by Hollinger Canadian and its affiliates on the date of the bid. Hollinger Canadian has accepted such shares for purchase and has made arrangements for payment therefor as soon as practicable. This acquisition increases Hollinger Canadian's shareholding in Southam to approximately 97%.

At the shareholder meeting held on January 19, 1999 Southam shareholders approved by a majority of the minority vote a special resolution to delete from Southam's articles the provisions entitled "Higher Vote for Certain Business Combinations and Certain Amendments to the Articles and By-laws", thus satisfying a condition of the bid. Articles of amendment have been filed by Southam to effect such amendment.

Hollinger Canadian intends to acquire as soon as practicable all of the Southam common shares not tendered to the bid for the same price of $25.25 cash available under the bid by exercise of its compulsory acquisition right under the Canada Business Corporations Act.

       For information please call:

       J. A. Boultbee
       Executive Vice-President and
       Chief Financial Officer,
       Hollinger Inc., Hollinger Canadian Publishing Holdings Inc. and Hollinger International Inc.
       (416) 363-8721

       Peter Y. Atkinson
       Vice-President and General Counsel
       Hollinger Canadian Publishing Holdings Inc. and Hollinger Inc. and Vice-President,
       Hollinger International Inc.
       (416) 363-8721

       Paul B. Healy
       Vice-President, Corporate Development and Investor Relations Hollinger International Inc.
       (212) 586-5666